SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603	BEIJING BRUSSELS CHICAGO	LOS ANGELES NEW YORK SAN FRANCISCO
(312) 853 7000	DALLAS	SHANGHAI
(312) 853 7036 FAX	FRANKFURT	SINGAPORE
	GENEVA	SYDNEY
	HONG KONG	TOKYO
	LONDON	WASHINGTON, D.C.

dspies@sidley.com
(312) 853-4167	FOUNDED 1866
October 28, 2009
VIA EDGAR AND FEDERAL EXPRESS
Mr. Thomas Kluck
     Legal Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Quadriga Superfund, L.P. (the “Registrant”) — Registration Statement on Form S-1 (Registration No. 333-162132)
Dear Mr. Kluck:
          We thank you for your comment letter of October 7, 2009 relating to the Registrant’s Registration Statement on Form S-1 filed on September 25, 2009. We enclose herewith clean and redlined courtesy copies of the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 as filed via EDGAR. For your convenience, the comments in your October 7, 2009 letter are set forth verbatim below, together with our responses thereto.
General
1.	Please disclose on the cover page of the prospectus and in the plan of distribution section that Superfund USA, Inc. and the additional selling agents are underwriters or advise us why such revision is not necessary.

We have revised both the cover page of the prospectus and the plan of distribution section to reflect that Superfund USA, Inc. and the additional selling agents are underwriters.
Cover Page of the Prospectus
2.	Please disclose on the cover page of the prospectus the date that the offering will end. See Item 501(b)(8)(iii) of Regulation S-K.

We have stated on the cover page of the prospectus that the offering has no end date but that Units registered pursuant to this Registration Statement will not be sold more than
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Mr. Thomas Kluck
October 28, 2009

three years following the effective date of the Registration Statement, subject to an extension for up to six months pursuant to Rule 415(a)(5).
Exhibits and Financial Statement Schedules, page II-1
3.	We note in your exhibit list, you incorporate by reference several agreements from previous filings that were included as forms of agreements. For example, we note Exhibits 1.03, 10.01(g), 1.02, 10.03(a), and 10.03(b). Incomplete exhibits may not be incorporated by reference pursuant to Instruction I to Item 601 of Regulation S-K. Please file executed copies of the agreements or advise.

We have filed executed copies of agreements identified in Exhibits 10.01(g), 10.03(a) and 10.03(b). As discussed with Mr. Adam Turk on October 20, 2009, we have filed a form of Additional Selling Agreement as Exhibit 1.02 due to the fact that Registrant has entered into numerous such agreements that are the same in all material respects. We have also filed a form of Intermediary Selling Agreement as Exhibit 1.03 because the no such agreement has been executed to date. Superfund Capital Management Inc., however, anticipates entering into such agreements, from time to time, in the form filed as Exhibit 1.03 during the term of the Registration Statement and, as such, has determined to file the form of agreement as an exhibit to this Registration Statement.
          Thank you very much for your time and attention to this filing. If you have any questions, please do not hesitate to contact me at (312) 853-4167 or James Biery at (312) 853-7557.

Best regards,

/s/ Daniel F. Spies
Enclosures
cc:       James B. Biery